AKBANK

RECEIVED

2007 APR 12 A 10: 27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) File No. 82-34825

09.04.2007

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07022580

SUPPL

Akbank T.A.S.
Rule 12g3-2(b) File No. 82-34825

Dear Sir or Madam:

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Akbank T.A.S. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

A. Cenk Göksan
Investor Relations
Department Head

Arbil Öztozlu
Investor Relations
Team Manager

PROCESSED
APR 17 2007
THOMSON FINANCIAL

Enclosure;
News on Akbank Bonus Capital Increase

dlw 4/12

LNDOCS01/383038.1

Akbank T.A.Ş.
Sabancı Center 34330 4. Levent İstanbul
Tel: (0212) 270 00 44 Faks: (0212) 269 73 83 - 269 80 81 - 269 77 87 - 280 33 43
www.akbank.com

6115-12/2004 (882)

Akbank Bonus Capital Increase

In its meeting on 09.04.2007 the Board of Directors of Akbank decided on the following issues:

1) TRY 600,000,000 equal to 25% of the paid in capital of the Bank, will be distributed to the shareholders as bonus shares of which, TRY 296,002,659.76 from extraordinary reserves, TRY 7,994,680.48 from gains from sale of fixed assets and subsidiaries and TRY 296,002,659.76 from inflation adjustment differences in other reserves.

2) Shares with series number 25 that will represent TRY 600,000,000 increase in paid-in capital will be distributed to the shareholders with respect to their shareholding in the paid-in capital, through the registry.

3) The distribution of the new shares to the Bank's registered shareholders will be done by the Central Registry Agency (CRA). Unregistered and physically circulating share bearers - with series number 12,13,14,15,16,17,18,19,21,22 - will have to present the share coupon series number 26 to the CRA in order to be allegeable to take their new shares under CRA's registration.

4) Akbank Head Office has been enpowered in connection to the above mentioned issues.

END

LNDOCS01/383038.1

Akbank T.A.Ş.
Sabancı Center 34330 4. Levent İstanbul
Tel: (0212) 270 00 44 Faks: (0212) 269 73 83 - 269 80 81 - 269 77 87 - 280 33 43
www.akbank.com

6115-12/2004 (882)